September 6, 2024

Larry Spirgel

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	T Stamp Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed August 16, 2024
File No. 333-280884

Dear Mr. Spirgel,

We acknowledge receipt of the comments in the letter dated August 28, 2024 from the staff of the Division of Corporate Finance - Office Technology (the “Staff”) regarding the Registration Statement on Form S-3 of T Stamp Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Registration Statement on Form S-3 Filed August 16, 2024

Recent Developments, page 5

1.	We note your added disclosure in response to prior comment one. Please explain how the voting limitation provides your stockholders "with meaningful participation in the financing and control of the Company." In addition, please clarify that the voting limitation applies only to the Selling Stockholder with respect to any shares that exceed 19.99%, and not to those shares when and if sold to a third party.

The Company provided additional clarification that its intention for participation by stockholders results from the ratification vote that will be put to stockholders subsequent to the effectiveness of this registration statement. Until such time, the Selling Stockholder will not be able to exercise voting control of any shares that exceed 19.99%. This limitation does not apply to any potential purchaser of the shares of the Selling Securityholder.

General

2.	We note your response to prior comment 2. Please update your disclosure on page 5 under "Securities Purchase Agreement" to confirm that the $500,000 promissory note payable on July 31, 2024 was paid, and whether the second note due on August 31, 2024 has or will be paid.

The Company has amended its disclosures to confirm that the $500,000 promissory note payable on July 31, 2024 has been repaid, as well as to update its disclosures regarding the August 31, promissory note.

Thank you again for the opportunity to respond to your questions and comments on the Company’s Registration Statement. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner, CrowdCheck Law LLP

cc: Geoffrey Ashburne, Esq.
CrowdCheck Law LLP

cc: Gareth Genner,
Chief Executive Officer of T Stamp Inc.

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